Exhibit 99.1

NOTICE OF BLACKOUT TRADING RESTRICTION

To:                             Luxottica Group S.p.A. Executive Chairman Leonardo Del Vecchio

Luxottica Group S.p.A. Deputy Chairman Luigi Francavilla

Luxottica Group S.p.A. Deputy Chairman Francesco Milleri

Luxottica Group S.p.A. Chief Executive Officer for Product and Operations Massimo Vian

Luxottica Group S.p.A. Chief Financial Officer and Chief Accounting Officer Stefano Grassi

Re:                             Notice of Imposition of Blackout Trading Restriction Pursuant to Section 306(a) of the Sarbanes-Oxley Act of 2002

Date:                  May 17, 2017

Pursuant to Section 306(a) of the Sarbanes-Oxley Act of 2002 and Regulation BTR promulgated under the Securities Exchange Act of 1934, as amended (“Regulation BTR”), this notice is being provided to notify you of trading restrictions that will be imposed on directors who are members of management of Luxottica Group S.p.A. (the “Company”) and the chief executive officer, chief financial officer and chief accounting officer of the Company, due to the implementation of a blackout period (the “Blackout Period”) under the Luxottica Group Tax Incentive Savings Plan (the “Plan”).

The Blackout Period will be implemented in connection with the delisting and deregistration of the Company’s American Depositary Shares that are traded on the New York Stock Exchange and the elimination of a fund under the Plan that primarily invests in the Company’s American Depositary Shares (the “Luxottica Stock Fund”) as a permissible investment alternative under the Plan.  The Luxottica Stock Fund will close all investments on June 16, 2017, and is scheduled to be fully liquidated and removed from the Plan by July 14, 2017, as described in the notice from the Plan Administrator.  While the Luxottica Stock Fund is being liquidated, a Blackout Period will be implemented that will affect all participants who have any portion of their account balance in the Luxottica Stock Fund.  During the Blackout Period, these participants will be unable to direct or diversify investments pertaining to, or obtain loans or distributions with respect to, their individual Plan account balances that are invested in the Luxottica Stock Fund.

The Blackout Period is currently expected to begin on June 16, 2017 and is expected to end no later than July 14, 2017.  During the Blackout Period, you will be prohibited from directly or indirectly purchasing, selling or otherwise acquiring or transferring any of the Company’s common stock or other equity securities of the Company that you acquired in connection with your service or employment as a director or executive officer of the Company, including pursuant to options to acquire shares of the Company’s common stock and other derivative securities.  In this regard, any Company security you sell or otherwise transfer is automatically treated as acquired in connection with your service as director or executive officer unless you establish that the security was acquired from another source in accordance with rules established by the Securities and Exchange Commission.  These restrictions apply regardless of whether you participate in the Plan.

If you have any questions concerning this notice or the Blackout Period, including when it has started or ended, please contact:

Michael Boxer

4000 Luxottica Place

Mason, OH 45040

Phone: (513) 765-6000